UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

The Pep Boys — Manny, Moe & Jack

(Name of Subject Company (Issuer))

TAJ Acquisition Co.
and
Bridgestone Retail Operations, LLC

(Names of Filing Persons (Offerors))

Common Stock, $1.00 par value

(Title of Class of Securities)

713278109

(CUSIP Number of Class of Securities)

Christopher Nicastro

Vice President, General Counsel

Bridgestone Americas, Inc.

535 Marriott Drive

Nashville, Tennessee  37214

(615) 937-1000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
R. Scott Cohen
David A. Kern
Alain A. Dermarkar
Jones Day
2727 N. Harwood Street
Dallas, TX 76021
(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$835,156,365	$84,100.25

(1)          Estimated for purposes of calculating the amount of the filing fee only.  Calculated by (1) multiplying the offer price of $15.00 per share of common stock, par value $1.00 per share (“Shares”), of The Pep Boys — Manny, Moe & Jack, a Pennsylvania corporation (“Pep Boys”), by 55,667,091 Shares, which is the sum of (1) 54,108,894 Shares issued and outstanding (including all shares entitled to vote in the election of directors of Pep Boys or on the adoption of the Agreement and Plan of Merger (as defined below), if applicable), (2) 1,584,197 Shares which Pep Boys would be required to issue upon the conversion, exercise or exchange of outstanding stock options under the Pep Boys 2014 Stock Incentive Plan, and (3) up to 20,000 Shares issuable with respect to the current offering period under The Pep Boys Employee Stock Purchase Plan.

(2)          The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

(3)          Previously paid in connection with Schedule TO filed on November 16, 2015.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $84,100.25	Filing Party: Bridgestone Retail Operations, LLC and TAJ Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: November 16, 2015

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (together with the amendments and supplements hereto, this “Schedule TO”) amends and supplements the Schedule TO relating to the offer by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”), a wholly owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“BSRO”), to purchase all of the issued and outstanding Shares at a purchase price of $15.00 per Share, net to the holders thereof, in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.  The Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (the “Agreement and Plan of Merger”), a copy of which is attached as Exhibit (d) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.  Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 11.                          Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the information set forth in Section 15—“Certain legal matters; regulatory approvals,” which information, as amended below, is incorporated herein by reference.  Section 15—“Certain legal matters; regulatory approvals— Litigation Related to the Offer and Merger” is hereby amended and restated to read as follows:

“Following the announcement of the Merger Agreement, the following putative shareholder class action/derivative complaints relating to the Offer and the Merger were commenced.

On November 10, 2015, purported Pep Boys shareholder Stephen Bushansky filed a putative class action and derivative lawsuit on behalf of himself and a putative class of public Pep Boys shareholders, as well as on behalf of Pep Boys derivatively (the “Bushansky Complaint”) in the Court of Common Pleas in Philadelphia County, Pennsylvania. On November 24, 2015, purported shareholder Henry Tindel filed a similar putative class action and derivative lawsuit on behalf of himself and a putative class of public Pep Boys shareholders, as well as on behalf of Pep Boys derivatively (the “Tindel Complaint”), in the Court of Common Pleas in Philadelphia County, Pennsylvania. In addition, on November 30, 2015, purported shareholders David Katz and John Solak each filed a similar putative class action and derivative lawsuit on behalf of himself and a putative class of public Pep Boys shareholders, as well as on behalf of Pep Boys derivatively (the “Katz Complaint” and the “Solak Complaint”, respectively, and together with the Bushansky Complaint and Tindel Complaint, the “State Court Complaints”), in the Court of Common Pleas in Philadelphia County, Pennsylvania. The State Court Complaints name Pep Boys as a nominal defendant and allege claims for breach of fiduciary duties against Pep Boys’ directors (the “Individual Defendants”) and claims against Bridgestone Americas, Parent and Purchaser (collectively, with the Individual Defendants, the “Defendants”) for aiding and abetting the Individual Defendants’ purported breaches of fiduciary duties in connection with entering into the Merger Agreement and effecting the Transactions. The Tindel Complaint, the Katz Complaint and the Solak Complaint also allege that the Individual Defendants breached their fiduciary duties by filing a Solicitation/Recommendation Statement on Schedule 14D-9 that was allegedly materially misleading and incomplete. Despite being titled a Shareholder Class Action Complaint and including several paragraphs of class action allegations, the Solak Complaint only contains claims asserted derivatively and does not allege any claim on behalf of a class of Pep Boys’ shareholders. The State Court Complaints generally seek, among other relief, declaratory and injunctive relief, including an order (a) enjoining the Defendants from finalizing the Offer and consummating the proposed transaction until the purported breaches of fiduciary duty are remedied, and (b) rescinding the Merger Agreement or any actions taken under the terms of the Merger Agreement or granting rescissory damages. The State Court Complaints further seek costs and reasonable attorneys’ and experts’ fees.

Also on November 24, 2015, purported Pep Boys shareholder Jack Edwards filed a shareholder class and derivative action complaint in the United States District Court for the Eastern District of Pennsylvania (the “Edwards Complaint”, and collectively with the State Court Complaints, the “Shareholder Complaints”). Like the State Court Complaints, the Edwards Complaint names Pep Boys as a nominal defendant and alleges claims for breach of fiduciary duties against the Individual Defendants and claims against Bridgestone Americas, Inc., BSRO and Purchaser for aiding and abetting the Individual Defendants’ purported breaches of fiduciary duties in connection with entering the Merger Agreement and effecting the Transactions. The Edwards Complaint also alleges claims against the Defendants for violations of Section 14(e) of the Exchange Act and against the Individual Defendants for violations of Section 20(a) of the Exchange Act in connection with the filing of the Schedule 14D-9.

The foregoing description is qualified in its entirety by reference to the Shareholder Complaints, each of which is filed as an exhibit to the Schedule TO and incorporated herein by reference.”

Item 12.                          Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 16, 2015 (incorporated by reference to (a)(1)(A) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to (a)(1)(B) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to (a)(1)(C) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange

Commission on November 16, 2015)

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to (a)(1)(D) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to (a)(1)(E) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(F)

Text of joint press release issued by BSRO and Pep Boys, dated October 26, 2015 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by BSRO and Purchaser with the Securities and Exchange Commission on October 26, 2015)

(a)(1)(G)

Text of summary advertisement, as published in the The New York Times on November 16, 2015 (incorporated by reference to (a)(1)(G) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(H)

Text of press release of BSRO announcing launch of Tender Offer, dated November 16, 2015 (incorporated by reference to (a)(1)(H) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(5)(A)

Text of Class Action/Derivative Complaint, dated November 10, 2015 (Stephen Bushansky v. Robert H. Hotz, et al.) (incorporated by reference to (a)(5)(A) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(5)(B)*	Text of Individual and Class Action/Derivative Complaint, dated November 24, 2015 (Jack Edwards v. Matthew Goldfarb, et al.)

(a)(5)(C)*	Text of Individual and Class Action/Derivative Complaint, dated November 24, 2015 (Henry Tindel v. Scott P. Sider, et al.)

(a)(5)(D)*	Text of Individual and Class Action/Derivative Complaint, dated November 30, 2015 (David Katz v. Scott P. Sider, et al.)

(a)(5)(E)*	Text of Individual and Derivative Complaint, dated November 30, 2015 (John Solak v. Matthew Goldfarb, et al.)

(d)

Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pep Boys with the Securities and Exchange Commission on October 26, 2015)

(g)	Not applicable

(h)	Not applicable

* Filed herewith

Item 13.                          Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bridgestone Retail Operations, LLC

By:	/s/ STUART CRUM
	Name:	Stuart Crum
	Title:	President

TAJ Acquisition Co.

By:	/s/ STUART CRUM
	Name:	Stuart Crum
	Title:	Executive Vice President and Secretary

Dated: November 30, 2015

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 16, 2015 (incorporated by reference to (a)(1)(A) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to (a)(1)(B) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to (a)(1)(C) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to (a)(1)(D) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to (a)(1)(E) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(F)

Text of joint press release issued by BSRO and Pep Boys, dated October 26, 2015 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by BSRO and Purchaser with the Securities and Exchange Commission on October 26, 2015)

(a)(1)(G)

Text of summary advertisement, as published in the The New York Times on November 16, 2015 (incorporated by reference to (a)(1)(G) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(1)(H)

Text of press release of BSRO announcing launch of Tender Offer, dated November 16, 2015 (incorporated by reference to (a)(1)(H) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(5)(A)

Text of Class Action /Derivative Complaint, dated November 10, 2015 (Stephen Bushansky v. Robert H. Hotz, et al.) (incorporated by reference to (a)(5)(A) of the Schedule TO-T filed by BSRO and Purchaser with the Securities and Exchange Commission on November 16, 2015)

(a)(5)(B)*	Text of Individual and Class Action/Derivative Complaint, dated November 24, 2015 (Jack Edwards v. Matthew Goldfarb, et al.)

(a)(5)(C)*	Text of Individual and Class Action/Derivative Complaint, dated November 24, 2015 (Henry Tindel v. Scott P. Sider, et al.)

(a)(5)(D)*	Text of Individual and Class Action/Derivative Complaint, dated November 30, 2015 (David Katz v. Scott P. Sider, et al.)

(a)(5)(E)*	Text of Individual and Derivative Complaint, dated November 30, 2015 (John Solak v. Matthew Goldfarb, et al.)

(d)

Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pep Boys with the Securities and Exchange Commission on October 26, 2015)

(g)	Not applicable

(h)	Not applicable

* Filed herewith